STOCK PURCHASE AGREEMENT

This **STOCK PURCHASE AGREEMENT** (this "*Agreement*") is made and entered into as of May 17, 2019 (the "*Effective Date*"), by and between Crane Co., a Delaware corporation (the "*Company*") and Gabelli Small Cap Growth Fund (the "*Selling Stockholder*").

RECITALS

A.   The Selling Stockholder is the beneficial owner and holder of record of an aggregate of 180,000 (One Hundred Eighty Thousand) shares of CIRCOR International, Inc. (NYSE: CIR) common stock, $0.01 par value per share (the "*Shares*").

B.   The Selling Stockholder desires to sell the Shares to the Company, and the Company desires to purchase the Shares from the Selling Stockholder on the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements of the parties made in this Agreement, and for other good and valuable consideration, the parties hereby agree as follows:

AGREEMENT

1.   **STOCK PURCHASE**.

1.1.   The Selling Stockholder hereby sells, transfers, assigns and delivers to the Company, and the Company purchases from the Selling Stockholder, the Shares free and clear of all liens, encumbrances, security interests, equities, claims, options, licenses, charges and assessments, for an amount of Six Million Three Hundred Thousand Dollars ($6,300,000) (the "*Purchase Price*"), such amount being $35.00 multiplied by the number of Shares, to be paid by wire transfer of immediately available funds to an account designated in writing by the Selling Stockholder to the Company. The consummation of the actions provided for in this Section 1.1 shall be referred to as the "*Closing*", which shall take place on May 20, 2019 at 10:00 AM Eastern Time. Except for the payment of the Purchase Price in accordance with the terms hereof, the Selling Stockholder acknowledges and agrees that it is not owed or entitled to any additional compensation or consideration from the Company or its directors, officers, employees, agents, representatives or stockholders with respect to the purchase and sale of the Shares.

1.2.   The parties hereto agree to (i) execute and deliver such other documents, instruments, waivers and certificates and (ii) do or perform such other actions as may be necessary to give effect to the sale of the Shares.

2.   **REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDER.** The Selling Stockholder hereby represents and warrants to the Company as follows:

2.1.   As of the Closing, the Selling Stockholder is the sole beneficial owner of, and has good and marketable title to that number of the Shares owned by it. As of the Closing, the Shares are owned by the Selling Stockholder free and clear of all liens, encumbrances, security interests, equities, claims, options, licenses, charges and assessments, and are subject to no restrictions with respect to transferability of the Shares to the Company.

      2.2.   The Selling Stockholder has taken all action required for the authorization, execution, delivery of and performance of all of his obligations under this Agreement. The Selling Stockholder represents that this Agreement is a legal, valid and binding obligation of the Selling Stockholder enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The execution and delivery of, and the performance of the obligations under, this Agreement by the Selling Stockholder do not and will not contravene or result in any breach of any law or of any regulation, order, writ, injunction or decree of any court, tribunal, governmental body, authority, agency or instrumentality applicable to the Selling Stockholder or the Shares, nor do or will such execution, delivery or performance violate, conflict with or result in (with notice or lapse of time or both result in) a breach of or default under any term or provision of any agreement or contract, oral or written, to which a Selling Stockholder is a party or is bound or to which the Shares are subject.

      3.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to the Selling Stockholder as follows:

      3.1.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

      3.2.   The Company has the requisite corporate power and authority to enter into and perform this Agreement and to assume and perform its obligations hereunder. This Agreement, when executed and delivered by the Company, will constitute a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The execution and delivery of, and the performance of the obligations under, this Agreement by the Company do not and will not contravene or result in any breach of any law or of any regulation, order, writ, injunction or decree of any court, tribunal, governmental body, authority, agency or instrumentality applicable to the Company, nor do or will such execution, delivery or performance violate, conflict with or result in (or with notice or lapse of time or both result in) a breach of or default under any term or provision of any agreement or contract, oral or written, to which Company is a party.

      4.   **MISCELLANEOUS.**

      4.1.   Each party has participated in the drafting and preparation of this Agreement, and accordingly, in any construction or interpretation of this Agreement, the same shall not be construed against any party by reason of the source of drafting. Each party represents that it is entering into this Agreement voluntarily, that it understands its final and binding effect.

4.2. This Agreement, including all exhibits attached hereto, constitutes a single integrated contract expressing the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and discussions with respect to the subject matter hereof.

4.3. This Agreement and each provision hereof may be amended, modified, supplemented or waived only by a written document duly executed by each party.

4.4. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without regard to its choice-of-law provisions.

4.5. The definitions, representations and warranties herein shall survive the execution and delivery of this Agreement. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed by any party hereto in accordance with their terms or are otherwise breached, then the other parties hereto will suffer immediate and irreparable harm or injury for which money damages will not be an adequate remedy. Accordingly, the parties hereto each agree with the other that, in addition to any other remedies, each party hereto shall be entitled to an injunction restraining any violation or threatened violation by any other party hereto of the provisions of this Agreement.

4.6. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

4.7. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

4.8 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which when taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the undersigned have executed this Stock Purchase Agreement as of the date set forth above.

Crane Co.

By: ______________________
Name: R.A. MAUE
Title: SVP, CFO

GABELLI SMALL CAP GROWTH FUND

By: ______________________
Name:
Title:

4.2. This Agreement, including all exhibits attached hereto, constitutes a single integrated contract expressing the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and discussions with respect to the subject matter hereof.

4.3. This Agreement and each provision hereof may be amended, modified, supplemented or waived only by a written document duly executed by each party.

4.4. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without regard to its choice-of-law provisions.

4.5. The definitions, representations and warranties herein shall survive the execution and delivery of this Agreement. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed by any party hereto in accordance with their terms or are otherwise breached, then the other parties hereto will suffer immediate and irreparable harm or injury for which money damages will not be an adequate remedy. Accordingly, the parties hereto each agree with the other that, in addition to any other remedies, each party hereto shall be entitled to an injunction restraining any violation or threatened violation by any other party hereto of the provisions of this Agreement.

4.6. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

4.7. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

4.8 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which when taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the undersigned have executed this Stock Purchase Agreement as of the date set forth above.

Crane Co.

By: ______________________________
Name:
Title:

GABELLI SMALL CAP GROWTH FUND

By: ______________________________
Name: Agnes Mullady
Title: Vice President

